happy commuting
hereyougo

Prepared for WeFunder

SHARING ECONOMY FOR SELF-DRIVING CARS

«Such a system could go a long way to address trust issues that are currently one of the biggest question marks about AV deployment»

MICHAEL COATES
Author of Innovation&Tech article about HereYouGo business model

«It should bring you a steady income »

ORAN SHPITZER
Reporter of BLOCKTV review of TOP 5 BEST INVESTMENTS BY DRAPER UNIVERSITY

Problem & Solution

Today

We are now in the formative stages of a powerful confluence of cultural, technological, and societal forces.
New vehicle technologies like electric powertrains and autonomous driving systems are entering the market and rapidly dropping in cost. When analyzed holistically, this confluence creates the possibility for **a new mobility system** to emerge in the next few years that is superior to our existing system in almost every way.

Having transportation is necessary, but owning a vehicle is not (% agree)*


28%
34%
45%
55%
Boomers
Born: 1955-1965.
Generation X
Born: 1966-1976.
Millennials
Born: 1977-1994
Generation Z
Born: 1995-2012

* Source: Article "The Era of Car Ownership Is Over. And These 4 Charts Prove It"

Problem

Private car ownership is ridiculously wasteful.
The rise of ride-hailing and car-booking services, coupled with a rampant rise in the broader gig and sharing economy, has enabled a plethora of transportation services which have made personal car ownership less and less important and necessary. You don't need a car to get from point A to point B anymore. Indeed, in many urban areas, getting from point A to point B is actually quicker and cheaper with a ride-hailing service, after you factor in parking costs and time.

Solution

Our sharing model for connected and self-driving cars business will make it more affordable and easier to buy and use connected vehicles through sharing economy principles. This model works perfectly for self-driving cars.
Moreover, the fractional ownership model that we will build on the next stage, will bring profit for car co-owners and will help us attract more capital to buy and use cars.

Our advantage

We are a small motivated team with expertise in the mobility area, exit experience, and with access to one of the greatest VC ecosystem in the Silicon Valley, but what even more important that we are concentrating on customer experience, **we focus on transforming joyless transportation into happy commuting.**

hereyougo
Self-driving for everyone

Future Prospects

Vision & Future Prospects

We want every person to enjoy freedom of mobility and use time on the road as he or she wants. We are working in HereYouGo to create and make accessible for everyone a new kind of public transport - self-driving cars to transform joyless transportation into happy commuting.

Our next steps:

#1

Deployment of use case with Draper University

Pilot launch of 2 vehicles, followed by expansion to Stanford.

#2

Scaling with the property owners model

Scaling to 10 universities and more than 50 coworking spaces in the San Francisco Bay Area

#3

Fractional ownership Implementation

Fractional ownership is the model when several people own one car and share it.

#4

Development of the platform for car owners

Campaign by inviting car owners to earn money on our platform

#5

Self-driving cars on-boarding

Achieve maximum margins by reducing the cost of one mile through technology

Core Team & Network

The Team & Network



Steven Callander
Stanford GSB Professor

Steve is political economist working at the intersection of business, government, and society.



Steven J. Burnett
Associate Artistic Director at Leela - Improv community in San Francisco

Steve teach us how to generate positive emotions and be artistic



Carlos Uranga
DeepRacing
Founder - community of self-driving professionals

Carlos is self-driving and blockchain technology expert*



Tim Draper
Headmaster of Draper University

Tim helped us with strategy creation and he always motivates us. .



Mario Herger
Technology trend researcher

Mario wrote a book Last Driver Licence Holder, he is well known in Silicon Valley.



Dan Boneh
Professor of Computer Science, Stanford University, Co-director of the Stanford Center for Blockchain Research

Lecturer of the Blockchain course at Stanford*

STRATEGY ADVISING

OUR INVESTOR

HAPPYNESS

TRENDS RESEARCH

AV TECHNOLOGIES

TECHNOLOGIES

NEW TALENTS SEARCH

Team common projects:

1. **TAKEBUS**

   Team involved: Konstantin & Alex

   Sold to the biggest transport conglomerate in East Europe. Investor (IIDF) organised meeting of TakeBus with president of Russia Vladimir Putin.

2. **AIESEC**

   Team involved: Konstantin & Anastasia

   Organised biggest conference for AIESEC in the world with budget over $ 1 million + 1 year internship of Konstantin in Taiwan

Other team:

1 mobile app developer
1 back end developer

core team



#General Management

Konstantin Maslennikov
Founder & CEO

A graduate of South Ural State University, Draper University and Stanford ExecEd program., Serial entrepreneur founded companies TakeBus and Projector Group. Engineering degree in Telecommunication.



#technology & R&D

Alex Winter
CTO

A graduate of South Ural State University, and has intense experience of technical team management over 20 people with TakeBus and Microsoft. Engineering degree in Computer Science.



#Operations: finance, HR

Anastasia Bawari
Founder & PR director

A graduate of South Ural State University and who has worked in AIESEC , Alcatel-Lucent, Electrolux and Hult business school. Engineering degree in computer science.



#Sales $ Marketing

Sergey Malyarov
CMO

reddot design award winner 2018

Founded Moscow Marketing and Design Agency, and who has a great experience in hardware and software design and product management.

* Networking relationship

The Product

Sharing model for connected and self-driving cars.

With the app you can choose and book a vehicle near your home by the minute, hour, or day!

Users Residents of one or two nearby apartment building

Sharing rules

1. Download the HereYouGo app from the App Store or Google Play Store.
2. Sign Up: Enter your email address and a password.
3. Register: Upload your driver's license and credit/debit card.
4. Add Location: Select your location from the drop down menu.
5. Book a vehicle by the minute, hour or day.


9:41
Book your car in two clicks
Tesla Model 3
2019 year
$150 per day
Start
03 september 2020
10:00
End
04 september 2020
12:00
Parking
55E. 3rd Ave. San Mateo 94401
Book for $150

The maim advantage – is a freedom to use a car without problems of ownership

The Potential Market

Our market calculation:

We launch at Draper University and Hero City co-working space. There are around 5300 colleges in the US and around 5000 co-working spaces. If we place one car at each place it will fleet of around 10,000 cars. We can make around $2400/month on one car by Turo estimate. So our revenue in the US per year will be around 2,400*12*10,000=$288M. It is obvious that some universities like Stanford need more than one car to serve transportation needs and we plan to extend our service to other properties owners as residential buildings.

Another way to calculate the market might be the dividing existent car rental market into the segments. The estimate for that market is $36Bln. and the estimate for the number of companies is 22,280. Let's 80% of the market will be held by the biggest 10 companies. And the rest $7.2Bln should be divided into 22,270 companies. That how we will get an estimate of $300,000/ year for 1 small company. That is where we want to start, but we don't want to fight with those small companies, we will build a new market.

We will have a great competitive advantage as a company which uses advanced technological cars by saving money with parking, washing, charging, etc. and by attracting more customers looking for cars which are more fun to drive.


$36B
US (we can expand worldwide)
$3B
California
$300M
We can achieve
TAM
Total Available Market is the total market demand for a product or service.
SAM
Serviceable Available Market is the segment of the TAM targeted by your products and services which is within your geographical reach.
SOM
Serviceable Obtainable Market is the portion of SAM that you can capture.

Competition

With the potential to compete economically with personal vehicles in the multitrillion-dollar mobility market, many of the world's most powerful companies are working toward fully autonomous vehicles for consumer mobility service use, several by 2020: Google, Uber, GM, Tesla.*

* We had a meeting with one of the biggest car manufacturers in US, the problem they face with autonomous cars deployment is part of our business model

Use of proceeds

Funding History & Use of Proceeds



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Self funded

$50 000

Self funded + friends

Use of Proceeds:

- IT, Marketing, Research.
- Development of a legal structure for fractional car ownership
- Software development to test the main business processes of registration, purchase and earning for car owners

Pre-seed round

$100 000

DU Ventures

Our investor is Draper University Ventures (DUV). At the time of the investment, the company was estimated at $ 1,000,000.

Use of Proceeds:

- Software development
- Marketing, promotion and search for investors
- Youtube channel launch
- Visas for founders
- Website development

Seed round

$900 000

In search

Goals for this round:

- Growing company revenue
- Reaching a break-even point in 2 years
- Extend fleet of L3 autonomous cars up to 10.

Use of Proceeds:

- Software development
- PR, community building.
- Talent search.

Funding History

Today key results:

- We have found first property partners in Silicon Valley.
- YouTube channel launched and it grows rapidly to attract users on our web site!

Our ideal investor is:

1. passionate about sharing economy and transportation
2. will support us in growing our company to a $1 billion business
3. has synergistic businesses in the portfolio
4. will help us to network with other investors and partners

hereyougo
Self-driving for everyone

contacts

Contact and join us


draperuniversity
Silicon Valley
"I strongly recommend to all entrepreneurs to look at the Draper University programs to discover best opportunities from Silicon Valley and around the world."
Нравится gacibils, katierussel и еще 38
draperuniversity Repost from @maslennikof ✊ WE LOVE OUR ENTREPRENEURS "My experience... еще

KONSTANTIN MASLENNIKOV

konstantin@hereyougo.io

hereyougo
happy commuting

Press about us


CONNECTED CAR
What Blockchain Offers Autonomous Vehicles:
Security, Safety, A Whole New Approach to Ownership
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WORLD ECONOMIC FORUM
KONSTANTIN MASLENNIKOV
CEO & Founder
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HereYouGo Delivers Rental Service For Connected And Self-Driving Cars